Exhibit (h)(xi)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

February 29, 2012

Schroder Capital Funds (Delaware)
Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, New York 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from March 1, 2012 through February 28, 2013, (i) to reduce the management fee payable to us under its investment advisory agreement or management contract, as applicable, to 0.80% of each fund’s average daily net assets and (ii) if necessary, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, interest, taxes, and extraordinary expenses) allocable to each fund’s Investor Shares and Advisor Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	Investor Shares	Advisor Shares
Schroder International Alpha Fund	0.95%	1.30%
Schroder International Multi-Cap Value Fund	0.95%	1.30%

This letter agreement may only be terminated during its term by the Boards of Trustees of Schroder Capital Funds (Delaware) and/or Schroder Series Trust, as applicable.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer